December 7, 2012

Mr. Michael R. Clampitt

Senior Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Home Loan Servicing Solutions, Ltd.
Registration Statement on Form S-1
Filed November 2, 2012
File number 333-184715

Dear Mr. Clampitt:

Reference is made to the letter dated December 6, 2012 (the “Comment Letter”) to Mr. Michael McElroy, General Counsel of Home Loan Servicing Solutions, Ltd. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The Company currently intends to launch its offering on Tuesday, December 11, 2012 and therefore respectfully requests that the Staff provide its clearance by 5:00 pm on Monday, December 10. The Company believes that it has a very limited window to access the public markets before year end and therefore a delay in the launch of the transaction could jeopardize the Company’s ability to raise capital this year. We appreciate the Staff’s continued cooperation.

Cover Page

1.	Please include the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

The Company currently expects to issue approximately 18 million shares in the offering. However, the number of shares that the Company offers will depend on the Company’s stock price prior to the launch of the offering. The Company intends to file another pre-effective amendment to the Registration Statement prior to the launch of the offering that will contain the number of shares that the Company will offer.

Summary

Our Company, page 1

2.	Noting the significant growth of the company, revise the first paragraph to disclose the assets and liabilities at both March 30, 2012 and September 30, 2012. In addition, disclose why you are only buying subprime and Alt-A loans from Ocwen. Finally, as a related matter, you provide a chart in the body of the prospectus that demonstrates the dramatic decline in subprime and Alt-A lending during the current financial crisis. Where appropriate in the filing, discuss the impact of this situation on your ability to acquire subprime and Alt-A servicing rights in the future, and the consequences for your company and your dividend levels.

In response to the Staff’s comment, we have revised the disclosure on pages 1, 3 and 4 of Amendment No. 1 to include the requested information.

3.	Revise the sixth paragraph regarding the management team to disclose if any officers and directors hold any positions or perform any material functions at Ocwen, including any related to any agreements between the companies discussed in this Prospectus. If so, briefly discuss any potential conflicts of interest and add a cross-reference to a fuller discussion elsewhere in the Prospectus.

In response to the Staff’s comment, we have revised the disclosure on page 2 of Amendment No. 1 to include the requested information.

4.	Revise to disclose in the seventh paragraph, or another appropriate section of the Summary, key elements of the strategy from an economic standpoint, such as, that the business strategy is to receive approximately 50 basis points as servicing fees on the net unpaid balance and have a net servicing income of between 16 and 33 basis points offset by the cost of financing the purchases of the rights. In addition, discuss the major assets and liabilities, such as, the rights (Note receivable), the match funded advance and the match funded liability and how those items will impact the company in future periods. In this regard, the descriptions can be brief with cross-references to where those items are discussed in detail. With regard to the match funded advance, and noting the discussion beginning on page 74, supplementally provide the staff with the following information:

•	Explain what you mean by the advance being senior to the ultimate payment of principal and interest;

•	Have the advances already been paid out as principal and interest to the securitization trust owners or are they still held as cash by the servicer (Ocwen);

•	How is the advance different from a residual interest in the trust; and,

•

What happens if any securitization trust cannot collect sufficient funds from the borrowers or through foreclosure to pay back the advance; and, how many trusts are being serviced and how many have shortfalls that required advances to be paid and of those that required advances, how many have been repaid.

In response to the Staff’s comment, we have revised the disclosure on pages 2 and 3 of Amendment No. 1 to include the requested information.

With respect to your questions above:

•

“Explain what you mean by the advance being senior to the ultimate payment of principal and interest…” Under the terms of the mortgage servicing rights underlying the Rights to MSRs, the servicer is allowed to reimburse itself for any advances eligible for recovery from loan proceeds, including regular principal and interest payments and payoff collections from any loan in the pool. Once the servicing advances eligible for collection have been fully reimbursed in a given period for a pool of loans under a servicing agreement, the servicer then remits any remaining principal and interest amounts collected on the loans in this pool to the securitization trust, which in turn pays those amounts to the holders of the underlying mortgage bonds. In instances where the total cash collected is not sufficient to both reimburse the eligible advances to the servicer and to pay all the principal and interest on the underlying mortgage bonds, the advance reimbursement comes first—therefore, the reimbursement of advances is senior to the payment of principal and interest on the underlying bonds.

•

“Have the advances already been paid out as principal and interest to the securitization trust owners or are they still held as cash by the servicer (Ocwen)…” All principal and interest advances owned by the Company represent funds that have already been advanced to the securitization trusts, and none of these advances are held by Ocwen.

•

“How is the advance different from a residual interest in the trust…” Residual interests in trusts represent the least senior claim against the collateral and cash flow of the loans underlying the securitizations trusts (i.e., they are subordinated to advance reimbursements, servicing fees and bondholder principal and interest), while the reimbursement of advances represents the most senior claim.

•

“What happens if any securitization trust cannot collect sufficient funds from the borrowers or through foreclosure to pay back the advance; and, how many trusts are being serviced and how many have shortfalls that required advances to be paid and of those that required advances, how many have been repaid.” If the total loan proceeds for a given securitization trust are not sufficient to reimburse all advances eligible for collection in a period, the unreimbursed advances will still be eligible for reimbursement in future periods. While it is theoretically possible that advances could exceed all future loan collections for a securitization trust, and this would result in some advances not being reimbursed, in practice this has not happened in any similar pool serviced by Ocwen because advances typically do not exceed 10% of the unpaid principal balance of the loans serviced and not all advances are eligible for reimbursement in any given period. Throughout Ocwen’s history of servicing such pools, loan collections have exceeded the advances due for reimbursement over any relevant time period, so there have been no losses due to insufficient funds.

For the Staff’s reference, this disclosure appears in the section entitled “Mortgage Servicing” beginning on page 57 of Amendment No. 1.

5.	Revise to disclose at the end of this section, after the dividend table, a brief discussion of taxation for the investors, particularly with regard to the taxation of the dividend (whether all dividends paid to date were from earnings) and the overall taxation to U.S. holders. A cross-reference to the Material Federal Income Taxation section of the Prospectus should also be added.

In response to the Staff’s comment, we have revised the disclosure on page 5 of Amendment No. 1 to include the requested information.

Acquisitions of Certain Mortgage …, page 4

6.	Noting the significant borrowings associated with the acquisitions, revise to disclose the amount outstanding at September 30, 2012, the weighted average rate being paid, and hedging arrangements and whether any swap counter-parties are Ocwen, its affiliates or affiliates of your company.

In response to the Staff’s comment, we have revised the disclosure on page 8 of Amendment No. 1 to include the requested information.

Material Cayman Islands and United States Federal…., page 74

7.	We note several significant issues that appear to be material to potential U.S. purchasers as follows:

•	whether the income, particularly the interest and servicing income (the majority of the company income) will be taxed as/under U. S. corporate tax rates;

•	how the dividends paid will be taxed to U.S. holders;

•	whether the entity will be recognized as a PFIC; and,

•	how the sales of ordinary shares will be taxed, e.g., as capital gains and losses, etc.

In response to the Staff’s comment, we have revised the disclosure on pages 151-154 of Amendment No. 1 to include the requested information.

8.	This section should be revised to clearly indicate whether your counsel has opined on these matters. Consider dividing the disclosures into these four sections and providing illustrations, as appropriate.

In response to the Staff’s comment, we have revised the disclosure on pages 151-154 of Amendment No. 1 to include the requested information.

Exhibit Index

9.	Please revise to file opinions 5.1 and 8.2 with your next amendment so that we can review them. In this regard, revise the exhibit index to describe these as the legal opinion and the tax opinion.

In response to the Staff’s comment, we have included the requested opinions as Exhibit 5.1 and 8.2 of Amendment No. 1.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Home Loan Servicing Solutions, Ltd.

By:	/s/ Michael McElroy
Name:	Michael McElroy
Title:	General Counsel

cc:    Christopher S. Auguste, Esq.